Contact

www.linkedin.com/in/ethan-w-dunn
(LinkedIn)

Top Skills

Multimedia
Social Media
Research

Languages

English (Native or Bilingual)
Spanish (Full Professional)
Turkish (Elementary)

Ethan Dunn

Building Noble
Brooklyn, New York, United States

Experience

Noble Mobile

COO, Co-Founder
July 2024 - Present (1 year 10 months)
New York, New York, United States

Samarity

Co-Founder
October 2022 - June 2024 (1 year 9 months)
New York, New York, United States

Yang for New York

COO, Deputy Campaign Manager
January 2021 - June 2022 (1 year 6 months)
New York City Metropolitan Area

Raised, managed, and allocated $10.6M for major mayoral candidate, Andrew Yang

Hired and led a team of 60+ full-time employees and contracted consultants during six-month primary cycle

Built and oversaw all campaign operations, including HR, compliance, legal & other functions

Humanity Forward

Foundation Director
February 2020 - December 2020 (11 months)
New York City Metropolitan Area

Developed 8 Basic Income programs during COVID-19 pandemic, distributing over $10M to Americans in need

Led marketing & fundraising operations, including donor relations and mobilization of thousands of volunteers

Established both non-profit arms of Humanity Forward as one of the organization's founding team members

Yang2020
Advance Director
July 2019 - February 2020 (8 months)
New York City Metropolitan Area

Hired and managed team of ten advance staffers; One of first 30 hires and member of senior leadership team

Led and executed hundreds of campaign events nationwide, with crowds in the thousands

Served as candidate's Chief of Staff, responsible for briefings, press coordination, VIP attendees, and all candidate logistics for all campaign events

Capital One
3 years
Senior Manager, Corporate Strategy
July 2019 - July 2019 (1 month)
New York City Metropolitan Area

Overhauled company's commercial payments strategy to grow corporate card & other accounts payables adoption within the multi-billion-dollar middle market segment (businesses with $5M - $1B annual revenue)

Manager, Corporate Strategy
July 2018 - July 2019 (1 year 1 month)
New York City Metropolitan Area

Led strategy team that secured ~$10B Walmart partnership deal: managed a team of several strategy associates, aligned internal stakeholders (VP+ & C-suite), & built proposal deck targeted to Walmart C-suite

Managed 4 associates to develop CEO's company-wide tech strategy in advance of annual BoD meeting; focused on ML, cloud migration, & real-time payments; regularly presented directly to the CEO & CIO

Built strategic case for company's entry into B2B SaaS market; first product, "Slingshot" - a data platform
that helps businesses scale cloud data & manage cloud costs - launched in 2022

Product Manager
July 2018 - September 2018 (3 months)
Washington D.C. Metro Area

Senior Associate, Corporate Strategy
July 2017 - July 2018 (1 year 1 month)
Washington D.C. Metro Area

Associate, Corporate Strategy
August 2016 - July 2017 (1 year)
Washington D.C. Metro Area

Capital One
Business Analyst
June 2015 - August 2015 (3 months)
Richmond, Virginia Area

Social Entrepreneur Corps
Soluciones Comunitarias Intern
May 2014 - July 2014 (3 months)
Antigua, Guatemala

Education

Duke University
Bachelor of Science (BS), Statistics, Economics Minor, Latin American & Caribbean Studies Certificate · (2012 - 2016)

Boğaziçi University
Economics, Turkish, History · (2014 - 2014)

Palm Harbor University High School
International Baccalaureate Diploma · (2008 - 2012)